Exhibit 2.1.1
Certain information in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.
Intellectual Property
Cross License Agreement
By and Among
Maxygen, Inc.
Maxygen Holdings Ltd.
Maxygen ApS
AND
Bayer HealthCare LLC
Dated July 1, 2008

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TABLE OF CONTENTS
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INTELLECTUAL PROPERTY CROSS LICENSE AGREEMENT
     This Intellectual Property Cross License Agreement (this “Agreement”) is made and entered into on this 1st day of July 2008, by and between Maxygen, Inc. (“Maxygen”), a Delaware corporation, Maxygen Holdings Ltd. (“Holdings”), a wholly owned subsidiary of Maxygen and a company organized under the laws of the Cayman Islands, Maxygen ApS, a wholly owned subsidiary of Holdings and a company organized under the laws of the Kingdom of Denmark (“ApS”), and Bayer HealthCare LLC (“Bayer”), a Delaware limited liability company.
W I T N E S S E T H :
     Whereas, concurrently with the execution of this Agreement, Maxygen, Bayer, Holdings and ApS have executed the Technology Transfer Agreement;
     Whereas, Maxygen and its Affiliates own or Control certain rights, title and interest in the UCOE Technology and Licensed Retained IP which relate to Compounds;
     Whereas, pursuant to the Technology Transfer Agreement, Bayer will acquire ownership of the Acquired Assets;
     Whereas, in connection with its acquisition of the Acquired Assets, Bayer desires to obtain certain licenses under the UCOE Technology and the Licensed Retained IP, and Maxygen and its Affiliates are willing to grant such licenses, all on the terms and conditions set forth herein;
     Whereas, Maxygen desires to obtain a license back under the Licensed-Back Acquired IP, and Bayer is willing to grant such license, all on the terms and conditions set forth herein;
     Now, therefore, in consideration of the mutual promises and obligations hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto stipulate and agree as follows:
ARTICLE 1
DEFINITIONS
     The terms used and not otherwise defined herein shall have the meanings ascribed to them in the Technology Transfer Agreement.
     1.1 “Control” and/or “Controlled” shall mean, with respect to Patent Rights, Know-How or Materials, ownership by or possession by a Party of the ability to grant the licenses or sublicenses to the other Party as provided for herein, and/or to transfer Materials to the other Party as provided for herein, without (i) violating the terms of any agreement or other arrangement with any Third Party, and/or (ii) incurring a contractual payment obligation to a Third Party for the grant and/or practice of such license or sublicense, as the case may be.
     1.2 “Dispute” shall have the meaning set forth in Section 10.1.

     1.3 “Field Exclusivity Period” shall mean the period during which Maxygen is subject to the obligations set forth in Section 3.1 of the Technology Transfer Agreement.
     1.4 “Licensed-Back Acquired IP” means the Patent Rights and Know-How within the Acquired Assets that have utility outside the Field. With respect to Patent Rights, Licensed-Back Acquired IP shall include future patent applications and patents issuing thereon to the extent they have utility outside the Field and claim priority to any Patent Rights within the scope of the foregoing sentence (provided, however, that with respect to continuation-in-part applications, only those claims thereof which claim priority to a date on or before the Closing Date shall be included in the license hereunder). Notwithstanding the foregoing, Licensed-Back Acquired IP shall not include: (a) the Patent Rights listed on Schedule 4.1(g) of the Technology Transfer Agreement or the future patent applications filed and patents issuing thereon which claim priority to any Patent Rights within Schedule 4.1(g), and (b) any Patent Rights and Know-How within the Assigned Third Party Agreements.
     1.5 “Licensed Retained IP” means the Retained Intellectual Property owned by Maxygen, Holdings or their Affiliates as of the Closing Date. With respect to Patent Rights, Licensed Retained IP shall include future patent applications and patents issuing thereon to the extent they have utility in the manufacture, use or sale of Compounds and claim priority to any Patent Rights within the scope of the foregoing sentence (provided, however, that with respect to continuation-in-part applications, only those claims thereof which claim priority to a date on or before the Closing Date shall be included in the license hereunder).
     1.6 “Materials” shall mean any chemical or biological substances including, without limitation, any: (i) organic or inorganic chemical element or compound; (ii) nucleic acid; (iii) vector of any type (e.g., cosmid, plasmid, spore, phage, virus, or virus-like particle), and subunits of the foregoing; (iv) host organism, including, without limitation, prokaryotic cells, eukaryotic cells or animals; (v) eukaryotic cell line, prokaryotic cell line or expression system; (vi) protein, including, without limitation, any peptide or amino acid sequence, enzyme, antibody or protein conferring targeting properties and any fragment of any of the foregoing; (vii) genetic material, including, without limitation, any genetic nucleic acid construct, marker gene and genetic control element (e.g., promoter, termination signal), gene, genome or variant of any of the foregoing; and/or (viii) assay or reagent.
     1.7 “ML Laboratories Agreement” shall mean that certain Research and Commercial UCOE License Agreement entered into between ML Laboratories PLC (together with its successors-in-interest, referred to herein as “ML Laboratories”) and Maxygen, Holdings and ApS on May 27, 2005.
     1.8 “Owner” shall have the meaning set forth in Section 7.1.
     1.9 “Recipient” shall have the meaning set forth in Section 7.1.
     1.10 “Technology Transfer Agreement” shall mean that certain Technology Transfer Agreement between Maxygen, Holdings and Bayer of even date herewith.
     1.11 “Territory” shall mean worldwide.

     1.12 “UCOE-Licensed Compounds” shall mean the two Factor VII variant Compounds designated by Maxygen as [****] and [****], with the [****] described in Schedules 1.14 and 1.62 of the Technology Transfer Agreement.
     1.13 “UCOE Technology” shall mean any and all Patent Rights and Know-How licensed to Maxygen under the ML Laboratories Agreement, and any and all Materials provided by ML Laboratories to Maxygen under the ML Laboratories Agreement (including any modification, derivatives or improvements thereof in Maxygen’s possession as of the Closing Date).
     1.14 Interpretation. The usage and construction of the terms in this Agreement shall be subject to the construction rules set forth in Section 1.124 of the Technology Transfer Agreement.
ARTICLE 2
UCOE TECHNOLOGY
     2.1 Grant. Subject to the terms and conditions herein (including, without limitation, Section 2.4), effective as of the Closing Date, Maxygen and its Affiliates hereby grant to Bayer, and Bayer hereby accepts, a fully-paid (except for payments pursuant to Section 2.4), royalty-free, irrevocable (except as provided in Section 2.5) sublicense under Maxygen’s and its Affiliates’ interest in the UCOE Technology to research, develop, make, have made, use, sell, offer for sale, import and have imported the UCOE-Licensed Compounds in the Territory. Such license for the UCOE-Licensed Compounds shall be exclusive as to Maxygen’s rights and interest in the UCOE Technology pursuant to the ML Laboratories Agreement.
     2.2 Limited Maxygen Rights. Bayer acknowledges that the license to Maxygen with respect to the UCOE Technology under the ML Laboratories Agreement is non-exclusive and limited to the Field of Use (as defined in the ML Laboratories Agreement). Accordingly, the license provided in Section 2.1 with respect to the UCOE-Licensed Compounds shall be limited to the scope of the rights licensed to Maxygen under the ML Laboratories Agreement.
     2.3 Sublicensing. Bayer shall have the right to further sublicense the rights sublicensed to Bayer pursuant to Section 2.1 to the full extent permitted under the terms of the ML Laboratories Agreement. Any such sublicense shall be (i) in writing, (ii) consistent with the terms and conditions of this Agreement, and (iii) consistent with the terms and conditions of the ML Laboratories Agreement (including without limitation Section 4.1 thereof). Bayer shall notify Maxygen and ML Laboratories in writing of the identity of the applicable sublicensee within thirty (30) days following each grant of such a sublicense, and shall be responsible for ensuring the compliance of each of its sublicensees with respect to the UCOE Technology with the applicable terms and conditions of the ML Laboratories Agreement.
     2.4 Compliance with Obligations; Payments; Notices. Bayer hereby covenants that, with respect to the exercise of the licenses and rights with respect to the UCOE Technology that are sublicensed to Bayer hereunder, Bayer shall comply, and shall ensure that its Affiliates

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

and the sublicensees of Bayer and its Affiliates comply, in each case for the lesser of the term of the ML Laboratories Agreement and the term of the sublicense to Bayer under Section 2.1 of this Agreement, with all restrictions and obligations set forth in the ML Laboratories Agreement (other than payment of annual research fees pursuant to section 6.1 of that agreement) with respect to the use of the licenses and rights with respect to the UCOE Technology that are sublicensed to Bayer hereunder, throughout the term of Bayer’s sublicense under the ML Laboratories Agreement. With respect to payment obligations, Bayer agrees to timely pay ML Laboratories, according to the terms specified in the ML Laboratories Agreement, all amounts required to be paid under the ML Laboratories Agreement for the activities of Bayer and its Affiliates and their sublicensees and to supply concurrent written notification of such payment to Maxygen; provided, however, that Bayer shall not be obligated to pay any portion of the annual research fees that Maxygen is required to pay pursuant to section 6.1 of the ML Laboratories Agreement. Bayer shall notify ML Laboratories and Maxygen in writing within thirty (30) days after achievement of any of the milestone events indicated in Section 6.2 of the ML Laboratories Agreement, by or under authority of Bayer and/or its Affiliate, or any sublicensee of either Bayer and/or its Affiliate, with respect to any UCOE-Licensed Compound.
     2.5 Breach of ML Laboratories Agreement.
          (a) Notice. In the event that Maxygen receives any written notice of breach under the ML Laboratories Agreement, Maxygen shall promptly notify Bayer, and each of Bayer (to the extent such breach is attributed to Bayer and/or its Affiliate or a sublicensee of Bayer and/or its Affiliate) and Maxygen shall provide such information as is reasonably available to it, or its Affiliates, regarding the breach or alleged breach (subject to confidentiality obligations to Third Parties). The Parties shall promptly confer and discuss the nature of the breach or alleged breach, and appropriate steps to cure such breach to avoid termination of the ML Laboratories Agreement.
          (b) Cooperation and Cure. Bayer shall have the first obligation to cure any breach attributable to Bayer’s action or inaction (or that of Bayer’s Affiliate, or of a sublicensee of Bayer or its Affiliate), and Bayer and Maxygen each shall have the right to cure any such breach or alleged breach under the ML Laboratories Agreement in order to avoid termination of the ML Laboratories Agreement. Maxygen and Bayer shall each use all reasonable efforts, as requested by the other Party, to cooperate to effect such cure, which cooperation shall be at Bayer’s expense to the extent the breach or alleged breach is attributable to action or inaction of Bayer and/or its Affiliate or any sublicensee of either of Bayer and/or its Affiliate, and at Maxygen’s expense to the extent the breach or alleged breach is attributable to action or inaction of Maxygen and/or its Affiliate or any sublicensee of Maxygen and/or its Affiliate.
          (c) Termination. In the event that Bayer or any of its Affiliates or any sublicensee of Bayer or its Affiliate has materially breached, or otherwise materially failed to comply with, any material terms or conditions of the ML Laboratories Agreement with respect to the UCOE Technology sublicensed to Bayer hereunder, and provided that either (i) Maxygen has notified Bayer within five (5) Business Days of Maxygen’s receipt of notice of breach from ML

Laboratories or (ii) ML Laboratories has provided notice of such breach directly to Bayer, then if such material breach or material failure is not cured on or before the date three (3) Business Days prior to the last day of Maxygen’s cure period under the ML Laboratories Agreement, Maxygen may terminate the sublicense to Bayer hereunder with respect to the UCOE Technology upon written notice to Bayer. In the event that Maxygen’s license to the UCOE Technology under the ML Laboratories Agreement is terminated in whole or part, Maxygen shall not be liable to Bayer to the extent such termination is based upon (i) Bayer’s or its Affiliate’s (or Bayer’s or its Affiliate’s sublicensee’s) breach of, or failure to comply with, the terms and conditions of the ML Laboratories Agreement or (ii) Maxygen’s failure to pay any amounts due under the ML Laboratories Agreement in respect of Bayer’s or any of its Affiliates’ activities, or any of their sublicensees’ activities, (other than annual research fees pursuant to Section 6.1 of such agreement) if Bayer has not paid such amounts to ML Laboratories on or before the date the applicable payment is due.
     2.6 Maxygen Exercise of Retained Rights. Bayer acknowledges and agrees that Maxygen retains the right to practice, and to grant to Maxygen’s Affiliates and/or to any Third Party rights to practice, the UCOE Technology for any or all uses (i) outside the Field during the Field Exclusivity Period, and (ii) outside of the sublicense granted hereunder following the Field Exclusivity Period, and nothing in this Agreement shall restrict, or be construed to restrict, Maxygen’s right to practice and grant licenses to practice the UCOE Technology (i) outside the Field during the Field Exclusivity Period, and (ii) outside of the sublicense granted hereunder following the Field Exclusivity Period.
     2.7 Negotiation for Direct License. Maxygen agrees that Bayer may approach Maxygen’s licensor under the ML Laboratories Agreement (or such licensor’s successor-in-interest) for the purpose of obtaining a direct license to Bayer with respect to the rights in the UCOE Technology sublicensed to Bayer hereunder, and Maxygen agrees that it shall facilitate such contact, on Bayer’s request after the Closing Date, and not object to such a direct sublicense, provided that (i) Maxygen’s rights under the ML Laboratories Agreement are not diminished, (ii) Maxygen is not required to make any payment in respect of such direct license, and (iii) such licensor (or licensor’s successor-in-interest) releases Maxygen from responsibility and liability (including payment obligations) under the ML Laboratories Agreement for prospective activities of Bayer and its Affiliates and their sublicensees with respect to the practice of the UCOE Technology sublicensed hereunder.
ARTICLE 3
LICENSED RETAINED IP
     3.1 Grant. Subject to the terms and conditions herein, effective as of the Closing Date, Maxygen and its Affiliates hereby grant to Bayer, and Bayer hereby accepts, (i) a fully-paid, royalty-free, irrevocable non-exclusive license under the Licensed Retained IP to practice or have practiced, research, develop, make, have made, use, import and have imported the Licensed Retained IP, in the Territory, and (ii) a fully-paid, royalty-free, irrevocable (x) exclusive license for the Field Exclusivity Period and (y) non-exclusive license thereafter, in each case under the Licensed Retained IP to research, develop, make, have made, use, sell, offer for sale, import and have imported Compounds, in the Territory. For clarification, notwithstanding any provision of this Agreement or the Technology Transfer Agreement, Maxygen has no duty, expressed or implied, to teach Bayer basic research techniques within the Licensed Retained IP outside of the services and consultation specified in or provided through the Transition Services under the Technology Transfer Agreement.
     3.2 Limited Maxygen Rights. It is understood and agreed that with respect to any aspect of the Licensed Retained IP for which Maxygen has less than fully exclusive, worldwide rights (i.e., co-exclusive, non-exclusive, limited territorial and/or otherwise restricted rights), the license provided in Section 3.1 shall be limited to the scope of rights that Maxygen Controls and has the right to sublicense to Bayer.
     3.3 Sublicensing. Bayer shall have the right to sublicense to its Affiliates and Third Parties rights licensed to Bayer pursuant to Section 3.1.
     3.4 Maxygen Exercise of Retained Rights. Bayer acknowledges and agrees that Maxygen retains the right to practice, and to grant to Maxygen’s Affiliates and/or to any Third Party rights to practice, the Licensed Retained IP for any or all uses outside of the Field, and nothing in this Agreement shall restrict, or be construed to restrict, Maxygen’s right to practice and grant licenses to practice the Licensed Retained IP outside the Field.
ARTICLE 4
LICENSE TO MAXYGEN
     4.1 Grant. Subject to the terms and conditions herein, effective as of the Closing Date, Bayer hereby grants to Maxygen, and Maxygen hereby accepts, a fully-paid, royalty-free, irrevocable, non-exclusive license under the Licensed-Back Acquired IP to (i) practice or have practiced, research, develop, make, have made, use, import and have imported the Licensed-Back Acquired IP outside the Field, in the Territory, and (ii) research, develop, make, have made, use, sell, offer for sale, import and have imported compounds and products (other than Compounds or products containing Compounds) outside the Field, in the Territory. For clarification, notwithstanding any provision of this Agreement or the Technology Transfer Agreement, Bayer has no duty, expressed or implied, to disclose any Patent Rights or Know-How to Maxygen.
     4.2 Sublicensing. Maxygen shall have the right to sublicense to its Affiliates and Third Parties the rights licensed to Maxygen pursuant to Section 4.1.
     4.3 Bayer Exercise of Retained Rights. Maxygen acknowledges and agrees that the license to Maxygen hereunder is non-exclusive, and Bayer retains the right to practice, and to grant to Bayer’s Affiliates or to any Third Party rights to practice, the Licensed-Back Acquired IP for any or all uses.

ARTICLE 5
CONSIDERATION; NO IMPLIED RIGHTS
     5.1 Consideration. The Parties acknowledge that the payments to Maxygen specified in the Technology Transfer Agreement, according to the terms and condition set forth therein, are consideration for granting to Bayer the licenses and sublicenses to the UCOE Technology and Licensed Retained IP on the terms and conditions set forth herein, and the sale and transfer of the Acquired Assets to Bayer under the Technology Transfer Agreement, according to the terms and conditions set forth therein, are consideration for granting to Maxygen the license to the Licensed-Back Acquired IP on the terms and conditions set forth herein. Except as expressly set forth in Section 2.4, or as set forth in the Technology Transfer Agreement, no other payments shall be due from Bayer to Maxygen for the license and sublicenses set forth herein. No payments shall be due from Maxygen to Bayer for the license set forth herein.
     5.2 No Future IP; No Implied Rights. Bayer acknowledges and agrees that, (i) except as specified in this Agreement or the License Agreement, no rights or licenses are conveyed to Bayer with respect to Patent Rights, Know-How, Materials or other intellectual property rights that are invented, developed, created, acquired, licensed to or otherwise obtained by Maxygen or any of its Affiliates after the Closing Date, and (ii) no rights or licenses are conveyed to Bayer with respect to any Patent Rights, Know-How, Materials or other intellectual property rights owned or Controlled by any Third Party that is not an Affiliate of Maxygen as of the Closing Date (regardless of whether such Third Party later becomes an Affiliate of Maxygen). No rights, options or licenses with respect to any intellectual property owned by Maxygen or Bayer are granted or will be deemed granted under this Agreement or in connection with it, other than those rights expressly granted in this Agreement.
ARTICLE 6
WARRANTIES, REPRESENTATIONS AND COVENANTS
     6.1 Maxygen’s Representations and Warranties. Except for representations and warranties set forth in the Technology Transfer Agreement (and subject to the disclaimer set forth in Section 4.3 thereof) made by Maxygen, Maxygen makes no representations, extends no warranties of any kind, either express or implied, and assumes no responsibilities whatever with respect to the Licensed Retained IP.
     6.2 Maxygen’s Covenants. In addition to any Maxygen covenants under the Technology Transfer Agreement, Maxygen hereby covenants that Maxygen will, and will cause each of its Affiliates to, comply with all of its obligations under the Sublicensed Third Party Agreements and will not terminate or amend any Sublicensed Third Party Agreement in any manner which diminishes the rights licensed to Bayer or increase the obligations on Bayer hereunder with respect to the UCOE Technology that is subject to such Sublicensed Third Party Agreement without the consent of Bayer. In addition, Maxygen will, and will cause each of its Affiliates to, notify Bayer promptly, if Maxygen or any of its Affiliates receives notice, whether or not there is a cure period, from a Third Party that Maxygen or any of its Affiliates is in material breach of any Sublicensed Third Party Agreement, or notice from any Third Party which purports to modify or terminate any Sublicensed Third Party Agreement in any manner which diminishes the rights licensed to Bayer or increases the obligations on Bayer hereunder with respect to the UCOE Technology that is subject to such Sublicensed Third Party Agreement. Maxygen will, and will cause each of its Affiliates to, take prompt and commercially reasonable steps to cure any such breach.
     6.3 Bayer Representations and Warranties. Except for representations and warranties set forth in the Technology Transfer Agreement (and subject to the disclaimer set forth in Section 4.3 thereof) made by Bayer, Bayer makes no representations, extends no warranties of any kind, either express or implied, and assumes no responsibilities whatever with respect to the Licensed-Back Acquired IP.
     6.4 Bayer Covenants. In addition to any Bayer covenants under the Technology Transfer Agreement, Bayer hereby covenants that:
          (a) Bayer and its Affiliates shall not, and shall ensure that their sublicensees do not, practice those rights and licenses with respect to the UCOE Technology which are sublicensed to Bayer under this Agreement outside of the scope of the licenses conveyed to Maxygen under the ML Laboratories Agreement, or in any manner which is inconsistent with the sublicenses granted hereunder.
          (b) Bayer and its Affiliates shall not, and shall ensure that their sublicensees do not, practice the Licensed Retained IP licensed to Bayer under this Agreement outside of the scope of the license conveyed to Bayer pursuant to Section 3.1 of this Agreement.
ARTICLE 7
PROTECTION OF PROPERTY RIGHTS
     7.1 Maintain Confidentiality. Except to the extent a Party (“Recipient”) is permitted to disclose the other Party’s (“Owner”) Confidential Information under Sections 7.1(a) and (b) below, the Recipient shall use all commercially reasonable efforts to maintain and assure the confidentiality of the Owner’s Confidential Information. The Recipient may only disclose the Owner’s Confidential Information to the extent Recipient is legally required to disclose such information under the terms of a valid and effective subpoena or order issued by a Governmental Authority; provided, that, Recipient uses reasonable efforts to: (1) promptly notify the Owner of the existence, terms and circumstances surrounding such a request, so that the Owner may seek an appropriate protective order and/or waive compliance with the provisions of this Agreement; (2) provide the Owner full and complete cooperation to seek an appropriate order and/or remedy; (3) cooperate with the Owner in obtaining reliable assurances that confidential treatment will be accorded to the disclosed Confidential Information if disclosure of such Confidential Information is required; and (4) limit disclosure of the Confidential Information to only that part necessary to comply with the request. Any disclosure of Confidential Information as permitted in the foregoing sentence shall not alter the confidential nature of such Confidential Information for all other purposes.
          (a) Provided Bayer (or its Affiliate or sublicensee hereunder, as applicable) is otherwise entitled to engage in such activities under this Agreement, and/or the Technology Transfer Agreement, Bayer and its Affiliates and sublicensees hereunder may disclose

Maxygen’s Retained Confidential Information to (i) any of its Affiliates, consultants, outside contractors and clinical investigators on condition that such Persons agree: (A) to keep such Confidential Information confidential for at least the same time periods and to the same extent as Bayer is required to keep the Confidential Information confidential; and (B) to use such Confidential Information only for such purposes as Bayer is entitled hereunder to use such Confidential Information; (ii) Governmental Authorities to the extent that such disclosure is reasonably necessary to obtain patents; (iii) the extent such Confidential Information is inherently disclosed in a product that is marketed or sold; (iv) Governmental Authorities in connection with the manufacture, preclinical development, clinical development, and/or efforts to seek or maintain Governmental Approvals for, products, provided that Bayer or its Affiliate or sublicensee uses commercially reasonable efforts, consistent with typical practice in the pharmaceutical industry, to secure confidential treatment thereof by such Governmental Authorities.
          (b) Provided Maxygen (or its Affiliate or sublicensee hereunder, as applicable), is otherwise entitled to engage in such activities under this Agreement, Maxygen and its Affiliates and sublicensees hereunder may disclose Bayer’s Licensed-Back Confidential Information to (i) any of its Affiliates, consultants, outside contractors, or clinical investigators on condition that such Persons agree: (A) to keep such Confidential Information confidential for at least the same time periods and to the same extent as Maxygen is required to keep the Confidential Information confidential; and (B) to use such Confidential Information only for such purposes as Maxygen is entitled hereunder to use such Confidential Information; (ii) Governmental Authorities to the extent that such disclosure is reasonably necessary to obtain patents; (iii) the extent such Confidential Information is inherently disclosed in a product that is marketed or sold; (iv) Governmental Authorities in connection with the manufacture, preclinical development, clinical development, and/or efforts to seek or maintain Governmental Approvals for, products (other than Compounds or products containing Compounds), provided that Maxygen or its Affiliate or sublicensee uses commercially reasonable efforts, consistent with typical practice in the pharmaceutical industry, to secure confidential treatment thereof by such Governmental Authorities, and (v) the extent reasonably necessary to comply with Maxygen’s and/or any of its Affiliates’ reporting obligations under the ML Laboratories Agreement.
ARTICLE 8
TERM AND TERMINATION
     8.1 Term of Agreement. Unless terminated in part as set forth in Section 2.5, the licenses and sublicenses under this Agreement shall be perpetual.
     8.2 Expiration of Licensed Patent Rights. On the expiration of each patent within the Licensed Retained IP, on a patent-by-patent and country-by-country basis, the license set forth in Section 3.1 shall become a fully paid-up non-exclusive license with respect to practice of the applicable patent in the country where such patent is expired.
     8.3 Termination of Sublicensed Third Party Agreements. In the event that the rights of Maxygen and its Affiliates under any Sublicensed Third Party Agreement are terminated for cause thereunder in a manner which would diminish the rights licensed to Bayer hereunder, and provided that Bayer and its Affiliates or their sublicensees are not and have not been in breach of this Agreement, including, without limitation, any of their obligations hereunder with respect to such Sublicensed Third Party Agreement, then Maxygen shall, and shall cause each of its Affiliates to, use its commercially reasonable efforts to cooperate with efforts of Bayer to assure that Bayer can maintain its sublicense to such Sublicensed Third Party Agreement.
     8.4 Effect of Termination. In the event of any termination of the sublicense to the UCOE Technology granted to Bayer hereunder, such termination shall not release any Party hereto from any liability that, at the time of such termination, has already accrued or that is attributable to a period prior to such termination, nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement.
ARTICLE 9
GOVERNMENTAL COMPLIANCE
     9.1 Compliance with Applicable Law. Each Party warrants that it shall comply with any Applicable Laws related to the subject matter of this Agreement that are applicable to such Party.
     9.2 Responsibility for Compliance. Each Party shall be, as to its own activities, responsible for compliance with Applicable Law with respect to any sale, manufacture or other use involving the UCOE Technology, Licensed Retained IP or Licensed-Back Acquired IP, as applicable, and/or products it develops using the UCOE Technology, Licensed Retained IP or Licensed-Back Acquired IP, as applicable, including, without limitation, any applicable export control laws.
     9.3 Costs. Except as otherwise provided in this Agreement, the License Agreement and/or the Technology Transfer Agreement, each Party shall be responsible for any and all of its expenses, costs, fees, duties and/or taxes necessary to comply with Applicable Law.
ARTICLE 10
DISPUTE RESOLUTION
     10.1 Dispute Resolution. If a dispute arises out of or relates to this Agreement or its breach (the “Dispute”), the Parties agree to resolve the Dispute as specified in Section 12 of the Technology Transfer Agreement.
ARTICLE 11
MISCELLANEOUS
     11.1 Patent Marking. Bayer agrees that it and its Affiliates shall mark all products that are made, used, or sold under the terms of this Agreement in accordance with Applicable Law regarding patents.

     11.2 Registration of Licenses. Bayer agrees to register and give required notice concerning this Agreement, through itself or through its sublicensee, in each country where there exists a valid claim within the Patent Rights within the UCOE Technology or Licensed Retained IP and an obligation under Applicable Law to so register or give notice and to pay all costs and legal fees connected therewith and shall otherwise comply with all Applicable Laws. Maxygen shall, and shall cause its Affiliates to, reasonably cooperate with Bayer to comply with the obligations under this Section 11.2 including executing any documents and taking additional actions as Bayer may reasonably request in connection therewith. If filing of a short form license setting forth the Patent Rights licensed and scope of the license is acceptable for filing, in lieu of this full Agreement, in any such country, the Parties agree to use reasonable efforts to cooperate to prepare such a short form license for such filing. In connection with the filing of this Agreement or any corresponding short form license, the Parties shall reasonably cooperate and use reasonable efforts to redact or remove confidential or sensitive information of either Party.
     11.3 Entire Agreement. The terms and conditions of the Technology Transfer Agreement and this Agreement, including all the schedules and all the agreements referenced herein, executed contemporaneously herewith or contemplated by any of such agreements constitute the entire agreement between the Parties and supersede all previous communications whether oral or written between the Parties with respect to the subject matter hereof, and no previous agreement or understanding varying or extending the same shall be binding upon either Party. If there is any conflict between the terms in this Agreement and the terms of the Technology Transfer Agreement, the terms of the Technology Transfer Agreement shall control.
     11.4 Bankruptcy. The Parties agree that Section 11 U.S.C. § 365(n) of the Bankruptcy Code related to intellectual property licenses shall apply to the licenses herein in the event that Maxygen becomes subject to a proceeding subject to the Bankruptcy Code.
     11.5 Third Party Beneficiaries. All rights, benefits and remedies under this Agreement are solely intended for the benefit of Maxygen, Holdings and Bayer, and no Third Party shall have any rights whatsoever to (i) enforce any obligation contained in this Agreement; (ii) seek a benefit or remedy for any breach of this Agreement; or (iii) take any other action relating to this Agreement under any legal theory, including actions in contract, tort (including but not limited to negligence, gross negligence and strict liability), or as a defense, setoff or counterclaim to any action or claim brought or made by the Parties.
     11.6 Assignment. The Assignment provisions of Section 14.2 of the Technology Transfer Agreement shall govern assignment of this Agreement.
     11.7 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the legal representatives, administrators, successors and permitted assigns of the Parties hereto.
     11.8 Rights and Remedies. The rights and remedies of the parties hereunder shall be governed exclusively under the Technology Transfer Agreement.

     11.9 Choice of Law. This Agreement shall be deemed to have been made under, and shall be construed and interpreted in accordance with the laws of the State of New York. No conflict-of-laws rule or law that might refer such construction and interpretation to the laws of another state, republic, or country shall be considered. The application of the United Nations Conventions on Contracts for the International Sale of Goods dated 11 April 1980 shall be excluded.
     11.10 Venue. Any legal proceeding brought by a Party hereto against the other Party that relates to this Agreement, or the performance or breach hereof, shall be brought before a court (a federal court if federal jurisdiction exists) located in Wilmington, Delaware. Each Party hereby consents to the personal and subject matter jurisdiction of such courts.
     11.11 Independent Contractor Status. The Parties hereby acknowledge and agree that each is an independent contractor and that neither Party or its employees shall be considered to be the agent, representative, master or servant of the other Party for any purpose whatsoever, and that neither Party has any authority to enter into a contract, to assume any obligation or to give warranties or representations on behalf of the other Party. Nothing in this relationship shall be construed to create a relationship of joint ventures, partnerships, fiduciary or other similar relationships between the Parties.
     11.12 Severability. All Parties hereby agree that neither Party intends to violate any Applicable Law and that if any word, sentence, paragraph or clause or combination thereof contained in this Agreement is found, by a court or executive body with judicial powers having jurisdiction over this Agreement or any of its Parties hereto, in a final unappealed order to be in violation of any Applicable Law in any country or community or association of countries, such words, sentences, paragraphs or clauses or combination shall be inoperative in such country or community or association of countries, and the remainder of this Agreement shall remain binding upon the Parties hereto. In order that the objectives contemplated by the Parties when entering this Agreement may be realized as fully as possible, the Parties agree to negotiate in good faith to replace any provision hereof which is so held, in whole or part, to be in violation of Applicable Law with a valid and enforceable provision which most closely approximates the effect originally contemplated by the Parties, and to be bound by such mutually agreed replacement provision.
     11.13 No Waiver. The Parties covenant and agree that if either Party fails or neglects for any reason to take advantage of any of the terms provided for the termination of this Agreement or if either Party, having the right to declare this Agreement terminated, shall fail to do so, any such failure or neglect by either Party shall not be a waiver or be deemed or be construed to be a waiver of any cause for the termination of this Agreement subsequently arising, or as a waiver of any of the terms, covenants or conditions of this Agreement or of the performance thereof. None of the terms, covenants and conditions of this Agreement may be waived by either Party except by its written consent.
     11.14 Survival. The provisions, rights and obligations set forth in Articles 1, 7 and 10 and Sections 8.4, 11.3, 11.5, 11.7 thru 11.16 and 11.18 thru 11.20 along with any other obligations that by their terms survive termination, shall survive the termination of this Agreement.

     11.15 Amendments. No amendment or modification to this Agreement shall be effective unless it is in writing and signed by duly authorized representatives of both Parties.
     11.16 Notice. Any notices, payments, statements, reports and other communications under this Agreement shall be in writing and shall be deemed to have been received (i) when personally delivered, or (ii) five (5) days after mailing if mailed by first-class certified mail, postage paid and deposited in the United States mail, or (iii) as of the date received if sent by public overnight courier (e.g., Federal Express), or (iv) as otherwise agreed upon in writing by the Parties; and addressed as follows:

If for Maxygen, Holdings or ApS:	If for Bayer:

Maxygen, Inc.	Bayer HealthCare LLC
515 Galveston Drive	800 Dwight Way
Redwood City, California 94063	Berkeley, CA 94710
U.S.A.	U.S.A.
Attn: Chief Executive Officer	Attn: Legal Department
Telephone: (650) 298-5300	Telephone: (510) 705-5388
Facsimile: (650) 364-2715	Facsimile: (510) 705-7904

With copy to:

Maxygen, Inc.	Fulbright & Jaworski L.L.P.
515 Galveston Drive	801 Pennsylvania Ave. NW
Redwood City, California 94063	Washington, D.C. 20004
U.S.A.	U.S.A.
Attn: General Counsel	Attn: Marilyn Mooney
Telephone: (650) 298-5300	Telephone: (202) 662-0200
Facsimile: (650) 298-5803	Facsimile: (202) 662-4643
     Either Party may change its official address upon written notice to the other Party.
     11.17 Further Assurances. At any time or from time-to-time on and after the Closing Date, either Party shall at the request of the other Party: (i) deliver to the requesting Party such records, data or other documents as a required under the provisions of this Agreement, (ii) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of assignment, transfer or license as are required under the provisions of this Agreement, and (iii) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby in accordance with the terms and conditions set forth in this Agreement.
     11.18 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A Party’s signature may be transmitted by facsimile, thereby constituting a signed and delivered document.
     11.19 Headings. The headings contained in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement.

     11.20 Informed Review. Each Party acknowledges that it and its counsel have received and reviewed this Agreement and that normal rules of construction, to the effect that ambiguities are to be resolved against the drafting Party, shall not apply to this Agreement or to any amendments, modifications, exhibits or attachments to this Agreement.

     IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement in multiple originals by their duly authorized officers and representatives on the Closing Date.

BAYER HEALTHCARE LLC:		MAXYGEN, INC.:

By:	/s/ Hans Bishop	By:	/s/ Russell J. Howard

Name:	Hans Bishop	Name:	Russell J. Howard
Title:	Executive Vice President	Title:	Chief Executive Officer
Date:	June 28, 2008 executed	Date:	June 27, 2008 executed
	July 1, 2008 delivered		July 1, 2008 delivered

MAXYGEN HOLDINGS LTD.:

By:	/s/ John Borkholder

Name:	John Borkholder
Title:	Secretary
Date:	June 30, 2008 executed
July 1, 2008 delivered

MAXYGEN APS:

By:	/s/ Lawrence W. Briscoe

Name:	Lawrence W. Briscoe
Title:	Director
Date:	June 30, 2008 executed
July 1, 2008 delivered